
FOSTER'S
GROUP


10015302

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2010 Interim Results Presentation'

Released: 16 February 2010

**Pages: 26
(including this page)**

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

dw 3/3


Foster's Group 2010 Interim Results
16 February 2010
FOSTER'S
GROUP

OUTLOOK STATEMENT DISCLAIMER

Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.


FOSTER'S


3
Ian Johnston
Chief Executive Officer
LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT


2010 INTERIM RESULT SUMMARY
4
Reported
Constant Currency
Net sales revenue
- 4.4%
Net sales revenue
+ 0.3%
EBITS
- 14.0%
EBITS
- 2.3%
Net profit
- 11.7%
Net profit
+ 0.5%
Earnings per share
- 12.1%
Earnings per share
0.0%
Cash flow after dividends
+ 20.1%
All figures are before SGARA
FOSTER'S

2010 INTERIM RESULT
BUSINESS ENVIRONMENT

Strong beer performance – international wine headwinds

CUB	▪ Strength of the CUB business ▪ Australian beer category volume growth ▪ Headwinds in export and Pacific markets
Americas Wine	▪ Declines in on-premise channel ▪ Channel shift to grocery at discounted prices ▪ Canada return to growth
EMEA Wine	▪ Declines in UK on-premise ▪ Heavy discounting in UK grocery channel ▪ Growth in Continental Europe and Nordics
ANZ Wine	▪ Oversupply in Australia and New Zealand ▪ Pricing pressure – New Zealand sauvignon blanc ▪ Australian dollar strength impacting exports
Asia Wine	▪ Economic downturn ▪ Japan: below prior year ▪ China: signs of improvement

FOSTER'S


TRANSFORMATION AGENDA
6
Capability
Efficiency
Growth
▪ Dedicated beer and wine sales teams in Australia
▪ Strong operational management team
▪ Premiumisation strategy
▪ Integrated supply and demand
▪ Australian tail brand rationalisation
▪ Sale of 21 of 36 vineyards
▪ Cost savings on-track
▪ Direct distribution in Nordics and Eastern Canada
▪ Distributor alignment plan in the US
▪ New organisational culture
FOSTER'S

CUB
MARKET ENVIRONMENT

Strong Australian beer market

Australian beer market

- Market volume up approximately 1%[1]
- Innovation renewing consumer interest
- Positive mix and pricing trends

CUB

- Market leader with 7 of the top 10 brands[2]:
  - 2 of the 3 fastest growing brands[2]
  - 3 of the 5 largest innovations[2]
- Leadership team:
  - Peter Cantwell, CUB Sales Director
  - John Pollaers, CUB Managing Director, to commence in April
- Sales transition:
  - Positive customer feedback
  - Increased coverage
- Strong performance in supply
  - Cost of sales increases below full year guidance
  - Packaging capability upgrade

1. Foster's estimate
2. Nielsen packaged beer to December 2009


FOSTER'S

CUB
FIRST HALF HIGHLIGHTS

Leading Australian brand portfolio

Beer

- Carlton Draught: now number 2 in regular beer[1]
- VB: back in revenue growth
- Category leading brands[1]: VB, Corona, Crown Lager, Pure Blonde
- Strong innovation: Carlton Natural Blonde, Pure Blonde Naked Ale, VB Raw, Matilda Bay's Fat Yak and Big Helga

Cider

- Clear leader in the fastest growing alcohol category[1]
- Key brands: Strongbow, Bulmers, Mercury

1. Nielsen to December 2009


CARLTON DRAUGHT
VB
Corona Extra
Crown
PURE BLONDE
BLONDE
NAKED
RAW
FAT YAK
Big Helga


FOSTER'S


CUB
OUTLOOK
9
Protect and expand our leading market position
Capability
Efficiency
Growth
Settled sales force with new leadership talent
Protect market leading position in key categories
Expand position in high growth categories
Support for the on-premise channel
Improve promotional effectiveness
Innovation to drive consumer interest
Investment in continuous improvement to improve efficiency
FOSTER'S


10
Stephen Brauer
Managing Director - Americas
LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds
Crown

AMERICAS WINE MARKET ENVIRONMENT

Challenging market conditions

Economy
- Economy stabilising, "Wall Street" ahead of "Main Street"
- Unemployment, tight credit and depressed housing are main concerns

Category
- Modest growth driven by innovation and value wines
- Aggressive promotional activity across all channels

Consumer
- Consumers trading down across all price brackets
- Continued channel shift from on to off premise
- Millennials embracing wine category at early stage, driving growth at higher price points

FOSTER'S


AMERICAS WINE
BUSINESS PRIORITIES
12
Reshape business and position for growth
Strengthen capabilities
Leadership
Commercial acumen
Upgrading customer management skills
Focus on core brands and core markets
BERINGER
CHATEAU ST JEAN
SONOMA
WOLF BLASS
Accelerate innovation
Accelerate innovation pipeline in high growth segments
Scale emerging brands to capitalise on high growth trends
Reshape and premiumise portfolio
ST. CLEMENT
Penfolds
Stags' Leap
Etude
FOSTER'S



AMERICAS WINE
FIRST HALF HIGHLIGHTS
13
Clear signs of progress
Strengthen capabilities
Focus on core brands and core markets
Reshape and premiumise portfolio
Accelerate innovation
Commercial Talent
Francesca Schuler
Chief Marketing Officer
Mike Holden
Senior Vice President Sales
Growth in Key Markets[1]
Canada
+1.4%
New York Metro
+5.3%
Florida
+10.6%
Massachusetts
+1.3%
Growth in $10+[1]
F09
(5.4%)
Q1-F10
(9.8%)
Q2-F10
+2.2%
Emerging Brands
Nº 8
Fastest growing brand from Argentina
COLORES DEL SOL
SANTA BARBARA
WINE COMPANY
Second Half Launch
1. Depletions
FOSTER'S



AMERICAS WINE
ROUTE TO MARKET
14
Route to market initiative progressing to plan
Completed Market Assessment
Commencing Distributor Engagement
Phase One Market Negotiation
Finalise Joint Goals and Objectives
Complete Phase One
January
June
FOSTER'S


AMERICAS WINE
OUTLOOK
15
Capability
Efficiency
Growth
Increased consumer investment on core brands
Refined brand architecture for Beringer and Chateau St Jean
Accelerate innovation
Strengthen customer facing capabilities
Successfully implement route to market
FOSTER'S


16
David Dearie
Managing Director – ANZ Wine
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds


ANZ WINE
MARKET ENVIRONMENT
17
Well positioned in an oversupplied market
Industry dynamics
Oversupply
Strong Australian dollar
Industry profitability under pressure
Long term success will be built on branded wines
Foster's position
Good growth in Australia
Balanced inventories
Leading brand portfolio
Outstanding quality and cost efficiency
FOSTER'S


ANZ WINE
BUSINESS PRIORITIES
18
Be brilliant at the basics; build lasting partnerships
Sales execution
Dedicated, focused and passionate team
Fact based decision making at the point of influence
Expanding distribution points
Portfolio execution
Exceptional brand planning
Balanced portfolio approach
Differentiated activities to win at point of purchase
Yellow
FOSTER'S

ANZ WINE
FIRST HALF HIGHLIGHTS

19

Transformation progress report

Brands

- 4 of top 5 brands in volume growth
- Top 10 focus brands showing growth over last year
- Balanced channel and portfolio approach
- Ongoing portfolio refinement

Dedicated sales team

- Positive customer feedback
- Significant improvement in sales call quality
- Performance driven culture - accountability and responsibility
- Timely decision making at a local level

LINDEMANS

ROSEMOUNT

Penfolds

YELLOWGLEN

WOLF BLASS®

FOSTER'S GROUP


ANZ WINE
OUTLOOK
20
Capability
Efficiency
Growth
▪ Execution and partnering
▪ Excellence in supply and production
▪ Focus on core brands
▪ Integrated channel plans
▪ Delivery of profitable volume growth
FOSTER'S


21
Peter Jackson
Managing Director - EMEA
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds


EMEA WINE
CONTINENTAL EUROPE
22
Build on direct distribution in Nordics
First half highlights
Category leadership
Successful transition to direct distribution
Improved profitability
Strong brand performance
Business priorities
Increased marketing investment
Build premium brands
Leverage sales and marketing capability
Drive growth in duty free and on-premise
GABBIANO
FOSTER'S


EMEA WINE
CONTINENTAL EUROPE
23
Grow grocery in other Continental European markets
First half highlights
Under-developed Australian category
Category leadership in grocery
Strong premium business in Central Europe
Declining sales in Eastern Europe
Business priorities
Partnerships with key retailers
Core portfolio distribution
Leverage category leadership
Improve marketing and sales execution
HUSK AT NYDE DE LYSE NÆTTER
LINDEMANS
BERINGER
FOSTER'S


EMEA WINE
UNITED KINGDOM & IRELAND
24
Profitability under pressure
Market Environment
Highly competitive market
Foreign exchange impact
Deep discounting
Economic uncertainty
Retailers focus on price
Business priorities
Re-energise the Australian category
Premiumise portfolio
Prioritise investment
Manage cost base
THE POWER AND ELEGANCE BEHIND THE CHEERS
Silver Label
FOSTER'S


25
Angus McKay
Chief Financial Officer
PURE BLONDE
CASCADE
VB
Penfolds

KEY FINANCIALS

	1H 10 $m	Reported Currency Change %	Constant Currency Change %
Volume (million 9L cases)	80.1	-2.2	-2.2
Net sales revenue	2,302.2	-4.4	+0.3
EBITS	570.1	-14.0	-2.3
Net interest expense	(64.3)	-23.6	-13.5
Tax expense	(139.0)	-15.9	-4.4
Net profit after tax	363.0	-11.7	+0.5
Earnings per share	18.8 ¢	-12.1	0.0
Weighted average number of shares	1,929.5m	+0.3	+0.3

All figures are before SGARA

FOSTER'S GROUP


COST SAVING
INITIATIVES
27
Cost savings on-track for $100m to be realised in FY 11
Beer Wine Corporate
$35m
$21m
FY 09
1H 10
FY 10:
$70 to $80 million
of cost savings
FY 11:
$100 million
of cost savings
FOSTER'S


CUB
KEY FINANCIALS
28
Australia beer net sales revenue per case up 6.9%
Reported
Constant
Volume -1.1% -1.1%
NSR +4.7% +5.1%
EBITS +6.6% +6.2%
CUB Net Sales Revenue
$bn
1.3
1.2
1.1
1.0
1H 09
Beer Volume
Beer Price / Mix
Cider / Spirits / RTDs
1H 10
Australia beer:
Volume down 1.1%
Net sales revenue up 5.7%
Net sales revenue per case up 6.9%
Cider volume up 9.3% and net sales revenue up 13.8%
Spirits & RTD volume and net sales revenue below the prior year
EBITS up 6.6%:
Increased brand investment
1H 10 mix adjusted unit cost of sales up 3.1%
$10.3m benefit from cost reduction initiatives
Fiscal 2010 constant currency mix adjusted unit cost of sales increases expected to be 3 to 4%
FOSTER'S


AMERICAS WINE
KEY FINANCIALS
29
Recessionary economic conditions impacted Americas business
Reported
Constant
Volume
-0.2%
-0.2%
NSR
-16.3%
-7.0%
EBITS
-62.0%
-45.3%
9L cases (m)
Americas shipments by source region
10.0
9.5
9.0
8.5
8.0
7.5
7.0
1H 09
California
Australia
Other Imports
1H 10
• Recessionary economic conditions:
– Consumer trade down
– On-premise and independent retail declines
• Shipments down 0.2%:
– US shipments down 0.4%
– Canadian shipments up 1.5%
• Depletions in line with shipments
• Constant currency net sales revenue per case down 6.8%:
– Unfavourable mix
– Increased pricing activity
• Constant currency EBITS impacted by:
– Unfavourable mix
– Increased promotional activity
– Higher cost of sales from 2007 and 2008 Californian vintages
FOSTER'S


ANZ WINE
KEY FINANCIALS
30
EBITS growth in Australia offset by New Zealand
Reported
Constant
Volume
-13.1%
-13.1%
NSR
-6.9%
-6.5%
EBITS
-1.1%
-0.8%
ANZ Wine Volume
9L cases (m)
5.5
5.0
4.5
4.0
1H 09
Australia Cask & Vok
Australia Core Wine
NZ
1H 10
• Core bottled wine growth in Australia:
– Volume up 0.5%
– Net sales revenue down 0.9%
– Growth above $11 per bottle
– Increased pricing activity
• In Australia constant currency EBITS up 10.1%:
– Overheads cost reduction initiatives
– Continuous improvement programs
– Procurement benefits
• Difficult market conditions in New Zealand:
– Recessionary market conditions
– New Zealand oversupply
– Exchange rates have reduced Australian sourced wine profitability
FOSTER'S



EMEA WINE
KEY FINANCIALS
31
Strong growth in Continental Europe
Reported
Constant
Volume
+2.0%
+2.0%
NSR
-16.2%
+4.8%
EBITS
-76.2%
+114.3%
9L cases (m)
EMEA Wine Volume
5.2
4.7
4.2
1H 09
Nordics
Continental Europe
UK & Ireland
1H 10
▪ Continental Europe volume up 25.7%:
– Direct distribution in the Nordics
– Strong growth in the Netherlands
– Declines in Eastern Europe; duty free and on-premise
▪ UK & Ireland volume down 7.5%:
– Recessionary environment
– Increasingly competitive UK grocery channel
▪ Constant currency net sales revenue per case up 2.7%
▪ Constant currency EBITS benefiting:
– Distributor margin capture in the Nordics
– In-market bottling cost benefits
– Overhead reductions
FOSTER'S



ASIA WINE
KEY FINANCIALS
32
Increased investment and focus on Asia
Reported
Constant
Volume
-11.4%
-11.4%
NSR
-7.4%
-7.4%
EBITS
-25.6%
-28.1%
9L cases (m)
Asia Wine Volume
0.5
0.0
1H 09
Greater China
South East Asia
Japan
1H 10
▪ Increasing focus in the region:
– Management team relocated to Singapore
– In-market sales and marketing investment
– Brand and channel mapping underway
– Route to market opportunities
– Innovation pipeline
▪ Volume declined 11.4%
– Good volume growth in China, Hong Kong, Taiwan, Singapore and Malaysia
– Lower sales in on-premise and duty free
▪ Constant currency EBITS down $2.5 million impacted by lower volume
FOSTER'S

GLOBAL WINE COST OF SALES

1H 10 cost of sales increases in line with guidance

Wine Cost of Sales

- 1H 10 constant currency mix adjusted cost of sales:
  - Australian sourced wine marginally below the prior year
  - Californian sourced wine up approximately 5%
- Fiscal 2010 constant currency mix adjusted unit cost of sales expected to be similar to fiscal 2009 and in line with guidance

Vintage Update

- 2009 Californian vintage approximately 20% higher than previous vintage[1]
  - Grape production for Foster's owned vineyards above the prior year
  - Foster's intake in line with demand requirements
- 2010 Australian industry vintage currently underway:
  - Vineyard yields currently expected to be in line with longer term averages
  - Grape prices likely to come under further pressure

1. *California Department of Food and Agriculture*


FOSTER'S

CURRENCY SENSITIVITIES

	Selected Currency			Wine EBITS $m	Group Profit Before Tax $m
Impact of FX on 1H 10	**Average**	**1H 09**	**1H 10**		
	AUD/USD	78.64	86.99	(31.5)	(22.2)
	AUD/GBP	44.88	53.10	(31.5)	(31.1)
	Other			(19.9)	(19.8)
	Total			**(82.9)**	**(73.1)**
2H 10 Indicative Sensitivities		**1H 10**	**Sensitivity**		
	AUD/USD	86.99	1¢ change	1.9	0.8
	AUD/GBP	53.10	1p change	2.3	2.2

FOSTER'S


CASH FLOW AND NET DEBT
35
$m
3,000
2,500
2,000
1,500
1,000
500
Operating cash flow after dividends $187.3m
2,611.4
694.5
68.9
127.2
17.2
293.9
5.6
30.3
1.6
243.9
2,217.7
FY 08 Net Debt
OCFPIT
Net Interest
Tax
Net Capex
Net Dividends
Net Acquisitions & Loans
Significant Items
Share Purchases
Non-cash Items
FY 09 Net Debt
FOSTER'S


CAPITAL STRUCTURE AND DEBT PROFILE
36
Robust and stable balance sheet
• Interest cover 8.9x, gearing 58.8%
• Debt portfolio 58% fixed, 42% floating rates
• Gross debt weighted average maturity 6.8 years
• $302.0 million debt repayable within 12 months
• $1.8 billion of committed undrawn bank facilities
• $352.3 million of cash
Interest Cover[1]
times
8
7
6
5
4
6.1
7.8
7.9
8.9
1H 07
1H 08
1H 09
1H 10
Debt Maturity
$m
2,000
1,500
1,000
500
0
FY 10
FY 11
FY 12
Beyond FY 12
1. Pre significant items
FOSTER'S


37
Ian Johnston
Chief Executive Officer
LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds


FOSTER'S GROUP OVERVIEW
38
Capability
Efficiency
Growth
▪ Business structure transition completed in Australia
▪ Completed route to market changes delivering improved performance
▪ Capability build in each region
▪ Focus on improving execution and effectiveness
▪ $100 million of cost savings on target
▪ New sense of energy and urgency
FOSTER'S


Supplementary Information
FOSTER'S
GROUP

RESULT SUMMARY

	1H 09	2H 09	FY 09	1H 10
Volume[1]	81.9	71.1	153.0	80.1
NSR ($m)	2,407.6	2,083.5	4,491.1	2,302.2
EBITDAS ($m)	748.4	596.6	1,345.2	647.2
EBITAS ($m)	664.7	502.4	1,167.1	570.5
EBITS ($m)	663.2	501.8	1,165.0	570.1
EBIT ($m)	663.5	479.6	1,143.1	560.0
Net Profit ($m) *(before significant items and SGARA)*	**411.1**	**330.4**	**741.5**	**363.0**

[1] 9L cases millions

EPS RECONCILIATION

	1H 09 $m	EPS ¢s	1H 10 $m	EPS ¢s
Net profit after tax (before significant items and SGARA)	411.1	21.4	363.0	18.8
SGARA after tax	0.2		(7.3)	
Net profit after tax	411.3	21.4	355.7	18.4
Diluted Weighted Average Shares (m)	1,924.2		1,929.5	


FOSTER'S

CASH FLOW CONTINUING BUSINESS

	1H 09	1H 10	Change
OCFPIT before Significant Items ($m)	691.9	694.5	
Less: Significant Items ($m)	7.8	30.3	
Reported OCFPIT ($m) [1]	684.1	664.2	
EBITDAS ($m)	748.4	647.2	(13.5)%
OCFPIT ($m)	691.9	694.5	0.4%
Cash Conversion (%)	92.5	107.3	14.8 pts

[1] Statutory Operating Cash Flow pre Interest, Tax & Dividends

FOSTER'S

CONTINUING BUSINESS FREE CASH FLOW PRE SIGNIFICANT ITEMS

	1H 09 $m	1H 10 $m
EBITDAS	748.4	647.2
Working Capital	(31.0)	52.4
Other Items	(25.5)	(5.1)
OCFPIT before Significant Items	691.9	694.5
Net Interest Paid	(81.9)	(68.9)
Tax Paid	(128.4)	(127.2)
Net Operating Cash Flows before Significant Items	481.6	498.4
Net Capex	(51.9)	(17.2)
Dividends Paid	(273.8)	(293.9)
Free Cash Flow after Dividends	155.9	187.3

FOSTER'S GROUP

GLOBAL BCS

	1H 09	2H 09	FY 09	1H 10
CUB Volume [1]	58.0	50.8	108.8	57.4
CUB NSR ($m)	1,207.2	1,072.0	2,279.2	1,264.0
CUB EBITS ($m)	456.2	404.5	860.7	486.4
Other Volume [1]	4.0	3.7	7.7	3.5
Other NSR ($m)	36.5	30.6	67.1	31.0
Other EBITS ($m)	11.8	12.8	24.6	7.2
Total Volume [1]	62.0	54.5	116.5	60.9
Total NSR ($m)	1,243.7	1,102.6	2,346.3	1,295.0
Total EBITDAS ($m)	497.3	456.0	953.3	519.5
Total EBITAS ($m)	468.1	417.5	885.6	493.7
Total EBITS ($m)	468.0	417.3	885.3	493.6
Total EBIT ($m)	468.0	417.3	885.3	493.6
Capex ($m)	20.2	37.1	57.3	15.6

[1] 9L cases millions

FOSTER'S GROUP

GLOBAL WINE

	1H 09	2H 09	FY 09	1H 10
Americas Volume [1]	9.5	8.4	17.9	9.4
Americas NSR ($m)	583.9	509.3	1,093.2	488.6
Americas EBITS ($m)	115.2	44.1	159.3	43.8
ANZ Volume [1]	5.2	3.7	8.9	4.5
ANZ NSR ($m)	326.7	272.1	598.8	304.0
ANZ EBITS ($m)	37.4	34.2	71.6	37.0
EMEA Volume [1]	4.7	4.1	8.8	4.8
EMEA NSR ($m)	226.2	155.4	381.6	189.5
EMEA EBITS ($m)	50.4	(5.0)	45.4	12.0
Asia Volume [1]	0.4	0.5	0.9	0.5
Asia NSR ($m)	27.1	44.1	71.2	25.1
Asia EBITS ($m)	8.6	19.2	27.8	6.4

[1] 9L cases millions

FOSTER'S GROUP

GLOBAL WINE

	1H 09	2H 09	FY 09	1H 10
Total Volume [1]	19.8	16.7	36.5	19.2
Total NSR ($m)	1,163.9	980.9	2,144.8	1,007.2
Total EBITDAS ($m)	264.1	145.2	409.3	146.0
Total EBITAS ($m)	213.0	92.9	305.9	99.2
Total EBITS ($m)	211.6	92.5	304.1	99.2
Total EBIT ($m)	211.9	70.3	282.2	89.1
Capex ($m)	25.4	68.8	94.2	(11.2)

[1] 9L cases millions

FOSTER'S GROUP

DEBT SUMMARY

		1H 09 $m	FY 09 $m	1H 10 $m
Gross Debt	Gross Borrowings	3,367.5	2,764.6	2,598.6
	Debt Issuance Costs	(20.7)	(19.7)	(27.3)
	Fair Value Adjustment to Fixed Debt	220.6	128.6	104.9
	Borrowings per Balance Sheet	3,567.4	2,873.5	2,676.2
Net Debt	Cash	(296.2)	(133.0)	(352.3)
	Fair Value of Fixed Rate Debt Hedges	(220.9)	(129.1)	(106.2)
	Net Debt	3,050.3	2,611.4	2,217.7
Debt Portfolio	AUD (A$)	301.1	305.0	304.5
	USD (US$)	1,991.8	1,934.8	1,980.5
	GBP (GBP)	80.0	35.0	42.5
	Other (A$)	20.4	-	-
	% Fixed – Gross Borrowings	54%	60%	58%
	Weighted average maturity of gross debt	8.0yrs	7.4 yrs	6.8 yrs

FOSTER'S GROUP


CAPITAL
STRUCTURE
48
Gearing
140 %
117
78
64
55
63
62
76
70
59
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09
FY 09
1H 10
Group Interest Cover (1)
10 X
4.6
4.6
6.0
6.2
7.8
7.9
7.9
7.9
8.9
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09
FY 09
1H 10
(1) EBITS Interest cover, before significant items
FOSTER'S GROUP

DEFINITIONS

Exchange rate

Average exchange rates used for profit and loss purposes in the 6 months ended 31 December 2009 are: $A1 = $US 0.8699 (2008: $A1 = $US 0.7864), $A1 = GBP 0.5310 (2008: $A1 = GBP 0.4488). Period end exchange rates used for balance sheet items are: $A1 = $US 0.8938 (2008: $A1 = $US 0.6917), $A1 = GBP 0.5559 (2008: $A1 = GBP 0.4800).

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

BCS

Beer, Cider, Spirits / Ready To Drink (RTD) category.

CUB

Carlton & United Breweries.

Significant Items

Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations.

EBIT

Earnings before interest, tax and significant items.

EBITS

Earnings before interest, tax, significant items and SGARA.

EBITDAS

Earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

OCFPIT

Operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian accounting standard AASB141 "Agriculture".


FOSTER'S


FOSTER'S
GROUP


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 4D – Half Year Report'

Released: 16 February 2010

Pages: 42
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

2010

Half Year Financial Results

For the half year ended 31 December 2009
Incorporating the requirements of Appendix 4D


FOSTER'S
GROUP

ABN 49 007 620 886


FOSTER'S
GROUP

APPENDIX 4D

Half Year Report
For the six months ended 31 December 2009

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the half year ended 31 December 2009.

				$m
Total operating revenue	down	4.7%	to	2,398.9
Net profit for the period attributable to members	down	13.5%	To	355.7

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend	12.00.¢	12.00¢
Previous corresponding period	12.00¢	12.00¢
Record date for determining entitlements to the dividend	1 March 2010	

Other information

Net asset backing per ordinary share	$1.94 per share (2008: $2.06 per share)
Net tangible asset backing per ordinary share	$0.52 per share (2008: $0.47 per share)

Further information:

Chris Knorr
Tel: +61 3 8626 2685
Mob: 61 `417 033 623

Foster's Group Limited
Financial report for the six month period ended 31 December 2009

Contents


FOSTER'S
GROUP

16 February 2010

NET PROFIT[1] OF $363 MILLION

- Net sales revenue $2.3 billion
- Net profit[1] $363.0 million and earnings per share[1] 18.8 cents
- Operating cash flow pre interest and tax up 0.4% to $694.5 million
- Interim dividend of 12 cents per share
- Currency and economic conditions impact wine earnings

Financial Overview

"Today's result demonstrates the ongoing strength of CUB and the exchange rate impacts and recessionary economic conditions in global wine.

"We maintained strong cash performance with cash flow after dividends up 20.1 per cent to $187.3 million and group cash conversion increasing 14.8 per cent to 107.3%.

"Foster's balance sheet remains strong with net debt at $2.2 billion, interest cover of 8.9 times and committed un-drawn facilities of $1.8 billion.

Transformation Agenda

"One year on from the wine strategic review, we are doing what we promised, and benefits are being realised across both the beer and wine businesses.

"Our $100 million cost saving program is on track, delivering approximately $35 million of benefits in the first half and $70 to $80 million expected for the full year.

"The cultural change occurring is marked and sets the foundation for Foster's as a leaner, more effective market competitor.

"We are delivering on our commitments, with the separation of our wine and beer sales force; rationalisation of the non core Australian wine tail brands; sale of non essential vineyards; and delivery of cost savings to plan.

Business Performance

"CUB's beer portfolio remains Australia's clear leader, with powerful brands driving strong sales growth.

"Over the past six months we have finalised the appointment of the new senior leadership team in the Wine business and we were very pleased to announce the recent appointment of John Pollaers to lead Carlton & United Breweries.

---

[1] Before SGARA (refer page 7)

"The strong Australian dollar has cut first half wine earnings by approximately $83 million.

"Adjusting for currency the key contributor to the decline in wine earnings was recessionary conditions in Americas.

"Wine consumers have reduced discretionary spending, on premise channels have shown decline, and global over-supply of wine is prompting clearance-level discounting.

"In Australia, the changes we made to the sales team and the creation of end to end businesses in beer and wine are beginning to show benefits.

"Our wine performance has been good in a very tough domestic Australian market - with improved performance from our core labels such as Penfolds, Lindemans, Wolf Blass and Yellowglen.

"As we progress through the financial year we will realise further benefits from the transformation of Foster's.

"I'm confident that over the coming 12 to 18 months, we will see the changes across our business translate into sustained performance improvement.

Ian Johnston, Chief Executive Officer

Financial Highlights

Foster's Group Limited (Foster's) today reported first half net profit[1] of $363.0 million and earnings per share[1] of 18.8 cents.

Recessionary economic conditions in the Americas and Europe and the related strength of the Australian dollar contributed to a 4.4% decline in net sales revenue and a 14.0% decline in EBITS[2]. On a constant currency basis net sales revenue was in line with the prior year and EBITS declined 2.3%.

Foster's Australian and Pacific beer business, Carlton & United Breweries (CUB), had a strong first half with EBITS up 6.6% to $486.4 million. CUB earnings benefited from strong unit revenue growth that included a contribution from both price and mix. EBITS margins benefited from the realisation of cost savings but importantly there was an increase in first half brand investment.

Unfavourable exchange rate movements and recessionary economic conditions in key international markets impacted global wine EBITS. On a constant currency basis global wine EBITS declined 24.8% with growth in Australia and EMEA offset by declines in Americas, Asia and New Zealand.

Foster's continues to realise benefits from the previously announced cost reduction program with approximately $35 million of benefits realised in the first half. Foster's expects to realise between $70 and $80 million of cost savings fiscal 2010 and remains on-track to deliver the full $100 million of benefits in fiscal 2011.

Foster's continues to generate outstanding cash flow and cash flow after dividends[3] increased $31.4 million to $187.3 million. Cash conversion increased 14.8 percentage points to 107.3% of EBITDAS[4] with CUB cash conversion 89.3% and wine cash conversion 179.5%.

Foster's balance sheet and liquidity are strong. Interest cover in the first half was 8.9 times. At 31 December 2009 gearing was 58.8%, cash was $352.3 million and committed undrawn facilities were $1.8 billion.

Since June 2009, net debt declined $393.7 million to $2.2 billion and benefited from cash flow and exchange rate movements.

Transformation Agenda

The Transformation Agenda seeks to deliver a sustainable improvement in performance. The program is built on the wine strategic review outcomes announced in February 2009 and incorporates Foster's broader strategic initiatives that are described under the imperatives of capability, efficiency and growth.

Implementation is well advanced: the renewal of the leadership team, separation of the Australian beer and wine businesses and adoption of the new management structure is complete; substantial progress has been made on the realisation of identified cost savings and asset divestments; and initiatives to build business capability and develop a high performance culture are ongoing.

---

[2] Earnings before interest, tax and SGARA

[3] Operating cash flow before payments associated with significant items after net capex and dividends (refer page 15)

[4] Earnings before depreciation, amortisation, interest, tax and SGARA

Management Structure - Foster's new operating management structure separates beer and wine in Australia and integrates sales and marketing activities with respective supply activities in each region. The new structure creates single management responsibility for end to end business units that has significantly improved focus and decision making speed; provided transparency and accountability; and reduced complexity. Foster's reporting segments have been re-aligned to reflect the new management structure.

Cost Savings – Approximately $35 million of benefits were realised in the first half and included reductions in business unit and corporate overheads, procurement savings and initial improvements in manufacturing efficiencies from continuous improvement initiatives.

Wine Production Network – Efficiency benefits are being realised from the consolidation of wine production. In California Central Coast wine production has been consolidated at the Paso Robles facility and the reconfiguration of St Helena is complete. In Australia packaging of still wine has largely been consolidated at the Wolf Blass Packaging Centre.

Vineyard Divestments – Progress on the vineyard divestment program is ahead of expectations with half of the 36 vineyard properties identified sold at 31 December 2009. Sales of an additional 3 properties have been agreed subsequent to balance date and further sales are expected through the balance of the fiscal year. No earnings impact from the sale of vineyards has been recognised in the first half.

Culture and People – Foster's continues the effort to develop a high performance culture with improved training and people management processes and the re-alignment of incentives to better reflect business performance and individual objectives. Particular focus is being directed to the sales and commercial teams in both Australia and the US.

Carlton & United Breweries

The transition to a dedicated beer sales force and the implementation of the new management structure that reintegrates responsibility for beer sales and marketing with production activities was completed at the commencement of this fiscal year. CUB now has a unified focus on improving top and bottom line beer performance.

Customer feedback on the sales transition and the new CUB is overwhelmingly positive. The dedicated beer sales structure has restored category focus and significantly simplified sales calls with benefits beginning to emerge towards the end of the period. Anticipated overhead reductions through simplification are being realised.

CUB's brand portfolio continues to lead the regular, premium domestic and premium imported beer categories, as well as the lower carbohydrate and flavoured beer sub-categories and in the cider category[5].

In Australia the Carlton brand continued to outperform the beer category[5] with net sales revenue up 12.0%. The VB brand maintained the momentum established in the second half of fiscal 2009 with net sales revenue ahead of the prior year. Pure Blonde continues to be the leader in the low carbohydrate sub-segment[5] with growth benefiting from the launch of Pure Blonde Naked Ale. Corona led growth[5] in the premium international category and Crown Lager's volume and net sales revenue were similar with the prior year. In craft beer, the Matilda Bay brand increased net sales revenue by 62% driven by Fat Yak and the December quarter launch of Big Helga. Cider continues to be the fastest growing alcohol category in Australia[5] and CUB's cider net sales revenue increased 13.8%.

---

[5] Source: Nielsen to December 2009

Wine

Three key factors have impacted first half global wine performance. In key international markets recessionary conditions have held back demand and radically affected the on-premise channel. In addition oversupply of Australian and New Zealand sourced wines has contributed to downward pressure on pricing and margin compression across the industry. And exchange rate movements have reduced wine EBITS by approximately $83 million.

Adjusting for currency the decline in wine earnings is largely attributable to Americas where the impact of recessionary conditions has been most pronounced.

In challenging conditions Foster's is making good progress in the implementation of the Transformation Agenda. The investment in a direct route to market system and enhanced in-market commercial capability is contributing to share gains and improved financial performance in key Nordic, Continental European and Canadian markets. Within the US encouraging mix and share trends are emerging in key states where Foster's transformation is more advanced.

In Australia performance is benefiting from clear management focus following the reintegration of sales and marketing with supply activities. Customer feedback on the transition to a dedicated wine sales force has been positive with strong distribution gains in the on–premise channel. While overall volume in the UK is below prior year, Foster's continues to focus on the development of core brands at premium price points.

Outlook

Foster's remains committed to its strategic agenda and transformation program. The transition to new business structures and implementation of many of the key initiatives emerging from the wine review are substantially complete. The next phase of Foster's program will drive improving execution and effectiveness.

Growth initiatives now underway include further investments in sales capability to deliver our beer strategy and build on the strong growth and cash flows of CUB. With a dedicated beer sales team now in place and new leadership appointed, CUB is well placed to become a more efficient, competitive and focussed business.

In wine, key initiatives include leveraging new sales capability in Australia to drive growth in distribution of core brands, a commitment to re-invigorate the Australian wine category overseas, establishing a strong regional presence in Asia, building on our strong Canadian position, and extending the excellent Nordics results across Europe.

In the Americas Foster's is progressing the US route to market strategy and will commence implementation of the first phase in June 2010. Prevailing economic conditions remain challenging in the Americas however there are emerging signs of stabilisation. Recent performance improvement in key states provides confidence that momentum will build through the balance of the year.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

Foster's Group Limited
Financial report for the six month period ended 31 December 2009

Profit Commentary

RESULT SUMMARY

6 Months to 31 December	2009 Reported $m	2008 Reported $m	Change %	2008 Constant Currency $m	Change %
Net sales revenue [(a)]	2,302.2	2,407.6	(4.4)	2,296.2	0.3
CUB [(b)]	486.4	456.2	6.6	458.1	6.2
Rest of World BCS	7.2	11.8	(39.0)	10.0	(28.0)
Americas Wine	43.8	115.2	(62.0)	80.1	(45.3)
ANZ Wine [(b)]	37.0	37.4	(1.1)	37.3	(0.8)
EMEA Wine	12.0	50.4	(76.2)	5.6	114.3
Asia Wine	6.4	8.6	(25.6)	8.9	(28.1)
Corporate	(22.7)	(16.4)	(38.4)	(16.5)	(37.6)
EBITS[(1)]	**570.1**	**663.2**	**(14.0)**	**583.5**	**(2.3)**
SGARA	(10.1)	0.3	>(200.0)	0.4	>(200.0)
EBIT	**560.0**	**663.5**	**(15.6)**	**583.9**	**(4.1)**
Net finance costs	(64.3)	(84.2)	23.6	(74.3)	13.5
Net profit before tax	**495.7**	**579.3**	**(14.4)**	**509.6**	**(2.7)**
Tax	(139.0)	(165.3)	15.9	(145.4)	4.4
Net profit after tax	**356.7**	**414.0**	**(13.8)**	**364.2**	**(2.1)**
Net profit attributable to non-controlling interests	(1.0)	(2.7)	63.0	(2.6)	61.5
Net profit after tax attributable to members of Foster's Group Limited	**355.7**	**411.3**	**(13.5)**	**361.6**	**(1.6)**
Net profit after tax (before SGARA)	363.0	411.1	(11.7)	361.3	0.5
EPS (before SGARA)	18.8	21.4	(12.1)	18.8	-
Reported EPS	18.4	21.4	(14.0)	18.8	(2.1)
Average shares (number - million)	1,929.5	1,924.2		1,924.2	

(a) Refer reconciliation to the Statement of Comprehensive Income on page 21

(b) The allocation of shared fiscal 2009 overhead costs in Australia between CUB and ANZ Wine has also been adjusted to provide a comparable basis for actual overheads being incurred by the separate beer and wine businesses in fiscal 2010. The realignment of overhead costs is consistent with the detailed overhead cost analysis completed as part of the wine strategic review announced on 17 February 2009. In first half 2009 $31.7 million and for fiscal 2009 $60.0 million of overhead costs have been reallocated from CUB to ANZ Wine.

Exchange rates: Average exchange rates used for profit and loss purposes in fiscal 2010 are: $A1 = $US 0.8699 (2009: $A1 = $US 0.7864), $A1 = GBP 0.5310 (2009: $A1 = GBP 0.4488). Period end exchange rates used for balance sheet items in fiscal 2010 are: $A1 = $US 0.8938 (2009: $A1 = $US 0.6917, $A1 = GBP 0.5559 (2009: $A1 = GBP 0.4800).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE STATEMENT OF COMPREHENSIVE INCOME

6 Months to 31 December	Reference	2009 Reported $m	2008 Reported $m
Net sales revenue	Commentary - p7	2,302.2	2,407.6
Other revenue		96.7	108.4
Total revenue	Comprehensive income statement - p21	**2,398.9**	**2,516.0**
EBITS	Commentary - p7	570.1	663.2
SGARA		(10.1)	0.3
Profit before tax and finance costs	Comprehensive income statement - p21	**560.0**	**663.5**
Net profit after tax before SGARA	Commentary - p7	363.0	411.1
SGARA post tax		(7.3)	0.2
Net profit attributable to members of Foster's Group Limited	Comprehensive income statement - p21	**355.7**	**411.3**

BEER

6 Months to 31 December	2009 Reported	2008 Reported	Change %	2008 Constant Currency	Change %
CUB					
Volume (millions 9L cases)	57.4	58.0	(1.1)	58.0	(1.1)
NSR ($ millions)	1,264.0	1,207.2	4.7	1,202.3	5.1
EBITS ($ millions)	486.4	456.2	6.6	458.1	6.2
EBITS / NSR Margin (%)	38.5	37.8	0.7 pts	38.1	0.4 pts
Rest of World					
Volume (millions 9L cases)	3.5	4.0	(12.1)	4.0	(12.1)
NSR ($ millions)	31.0	36.5	(15.1)	35.3	(12.2)
EBITS ($ millions)	7.2	11.8	(39.0)	10.0	(28.0)
EBITS / NSR Margin (%)	23.2	32.3	(9.1)pts	28.3	(5.1)pts
Total					
Volume (millions 9L cases)	60.9	62.0	(1.8)	62.0	(1.8)
NSR ($ millions)	1,295.0	1,243.7	4.1	1,237.6	4.6
EBITS ($ millions)	493.6	468.0	5.5	468.1	5.4
EBITS / NSR Margin (%)	38.1	37.6	0.5 pts	37.8	0.3 pts
Cash Conversion (%)	89.4	86.7	2.7 pts	87.1	2.3 pts
Capex ($ millions)	15.7	20.3	22.7	19.6	19.9
Asset Sale Proceeds ($ millions)	0.1	0.1	-	0.1	-
Net Capex ($ millions)	15.6	20.2	22.8	19.5	20.0

Carlton & United Breweries

In Australia innovation is contributing to renewed consumer interest in the beer category with industry volume up approximately 1%[6]. Growth in domestic premium, international and low carbohydrate segments is strong with the industry continuing to benefit from positive price and mix trends.

CUB's beer volume in Australia decreased 1.1% and was impacted by lower promotion program participation in the December quarter. Beer net sales revenue per case increased 6.9% with a strong contribution from price and an ongoing benefit from mix. In part strong net sales revenue per case growth reflected a reduced promotional program from last year, and contributed to the small share loss.

Carlton Draught continues to outperform the regular beer category and became Australia's second largest regular beer behind VB[5] in the December quarter. Carlton Draught net sales revenue increased 10.8%. Carlton Dry increased net sales revenue by 63.0% with the "Live Your Dreams" campaign resonating with consumers. Recent innovations Carlton Natural Blonde and Carlton Dry Fusion Lemon also performed strongly.

The VB brand has maintained the momentum established in the second half of fiscal 2009 with net sales revenue ahead of the prior year. Good progress has been made in the half in the long-term

[6] Source: Foster's estimate

reinvigoration of the VB brand with "The Regulars" campaign and launch of VB Raw broadening the brand's appeal.

The Pure Blonde brand increased net sales revenue by 10.1% and benefited from strong Pure Blonde Naked Ale growth.

In the premium category Crown Lager volume and net sales revenue were in line with the prior year and Corona continued to lead international premium growth[5]. In the flavoured sub-segment Carlton Dry Fusion net sales revenue increased 31.3% and benefited from the launch of additional flavours.

CUB continues to deliver a strong innovation program that is targeted at growth segments and at price points that contribute positively to mix. In the low and reduced carbohydrate category recently launched Carlton Natural Blonde and Pure Blonde Naked Ale are performing strongly. The more recent VB Raw is on track with marketing support scheduled to begin in the second half. CUB's performance in the craft beer sub-segment is outstanding. The Matilda Bay brand increased net sales revenue by 62% driven by Fat Yak and the recent launch of Big Helga in the December quarter.

Cider in Australia continues to be the fastest growing alcohol beverage segment[5] and CUB's cider volume increased 9.3% with net sales revenue up 13.8%. Spirits / ready to drink (RTD) net sales revenue declined 14.1%.

In the Pacific, volume declined 2.8%, however on a constant currency basis net sales revenue increased 4.1% and benefited from price and mix. Earnings in the Pacific were below the prior year, impacted by the tsunami in Samoa and unfavourable exchange rate movements.

CUB EBITS increased 6.6% and included a $13 million benefit from cost reduction initiatives.

CUB's mix adjusted unit cost of sales increased 3.1% with higher glass costs the key factor. In the first half cost of sales increases were below previous guidance for fiscal 2010 with initial benefits being realised from the implementation of Continuous Improvement programs and in procurement. For fiscal 2010 Foster's now expects CUB's mix adjusted unit cost of sales to increase between 3% and 4%.

In the first half brand investment was increased to support new and recently released products, the Carlton Dry "Live Your Dreams" campaign and re-launch of VB. Brand investment in the second half is expected to be in line with historic rates.

CUB continues to realise efficiencies from its production network with cost of sales increases below previous guidance. Upgrades to packaging capability were completed in the first half to provide increased pack size flexibility. CUB customer delivery capability remains outstanding with in-full on-time deliveries maintained at record levels.

Rest of World Beer, Cider and Spirits / RTDs

Rest of world (ROW) Beer, Cider and Spirits / RTDs (BCS) includes Foster's share of profits from African and Eastern joint venture in the Middle East, license and joint venture income associated with the Foster's Lager trademark and income from sales of Foster's product in Americas, Asia, New Zealand and EMEA.

Recessionary economic conditions in key markets in the Middle East and in the US have caused a 17.7% reduction in Foster's Lager volume in these markets. On a constant currency basis equity accounted earnings from Africa & Eastern declined 1.9%.

FOSTER'S WINE

6 Months to 31 December	2009 Reported	2008 Reported	Change %	2008 Constant Currency	Change %
Americas					
Volume (millions 9L cases)	9.4	9.5	(0.2)	9.5	(0.2)
NSR ($ millions)	488.6	583.9	(16.3)	525.4	(7.0)
EBITS ($ millions)	43.8	115.2	(62.0)	80.1	(45.3)
EBITS / NSR Margin (%)	9.0	19.7	(10.7)pts	15.2	(6.2)pts
ANZ					
Volume (millions 9L cases)	4.5	5.2	(13.1)	5.2	(13.1)
NSR ($ millions)	304.0	326.7	(6.9)	325.3	(6.5)
EBITS ($ millions)	37.0	37.4	(1.1)	37.3	(0.8)
EBITS / NSR Margin (%)	12.2	11.4	0.8 pts	11.5	0.7 pts
EMEA					
Volume (millions 9L cases)	4.8	4.7	2.0	4.7	2.0
NSR ($ millions)	189.5	226.2	(16.2)	180.8	4.8
EBITS ($ millions)	12.0	50.4	(76.2)	5.6	114.3
EBITS / NSR Margin (%)	6.3	22.3	(16.0)pts	3.1	3.2 pts
Asia					
Volume (millions 9L cases)	0.4	0.4	(11.4)	0.4	(11.4)
NSR ($ millions)	25.1	27.1	(7.4)	27.1	(7.4)
EBITS ($ millions)	6.4	8.6	(25.6)	8.9	(28.1)
EBITS / NSR Margin (%)	25.5	31.7	(6.2)pts	32.8	(7.3)pts
Total					
Volume (millions 9L cases)	19.2	19.8	(3.3)	19.8	(3.3)
NSR ($ millions)	1,007.2	1,163.9	(13.5)	1,058.6	(4.9)
EBITS ($ millions)	99.2	211.6	(53.1)	131.9	(24.8)
EBITS / NSR Margin (%)	9.8	18.2	(8.4)pts	12.5	(2.7)pts
Cash Conversion (%)	179.5	113.9	65.6 pts	120.7	58.8 pts
Capex ($ millions)	22.4	26.5	15.5	25.2	11.1
Asset Sale Proceeds ($ millions)	33.6	1.1	>200.0	1.1	>200.0
Net Capex ($ millions)	(11.2)	25.4	144.1	24.1	146.5

Americas Wine

In the US the recessionary consumer environment continues to have a major impact on the category. Consumers are trading down, have reduced on-premise consumption and are highly price sensitive. Declines in the on-premise channel and independent retail channels have been offset by growth in grocery and clubs channels, but competition is intense; some brands, once exclusive on-premise, are being offered at lower prices through grocery.

In these challenging market conditions, initiatives are being implemented to deliver sustainable performance improvement. A new leadership team is upgrading sales capability and refocusing on core brands to premiumise the portfolio. Foster's is also redefining its relationships with US distributor partners and will commence the implementation of a new route to market footprint in

June 2010. A further initiative has been implemented to improve transparency and visibility of in-market performance, and more effectively align distributor incentives with Foster's channel and portfolio strategies.

Foster's shipment volume in Americas was similar to the prior year with shipments in-line with distributor depletions leaving distributor inventory unchanged. Depletions included strong growth in commercial wines offset by declines in wines retailing above $US10 per bottle. Through the December quarter depletions of wines priced above $US10 per bottle began to benefit from increased sales focus.

Volume of California sourced wines increased 4.9% with growth in the Beringer California Collection partially offset by decline in the luxury portfolio. The Beringer brand has regained its position as the largest wine brand in the US[7]. Volume of Australian sourced wine declined 8.3% but Foster's maintained its share of the Australian category.

Sales focus on wines priced above $US10 per bottle is increasing with solid distribution gains being made in the on-premise and independent retail channel. Growth in Beringer Knights Valley, Penfolds Bins, Stags' Leap and St Clement in the December quarter contributed to a 2.3% increase in shipments of wines that retail above $US10.

Recently released Colores del Sol is performing strongly and is now leading growth in the small but fast growing Argentinean category in the US. Innovation is a key contributor to category growth and the new management team is embedding an improved innovation process with a focus on wines priced above $US10 per bottle. Innovation activity will begin to increase through the second half and includes the recently launched Santa Barbara Wine Company brand.

In Canada investment in sales and marketing capability and the transition to direct distribution in Quebec and the Maritime Provinces contributed to an improvement in performance. Volume in Canada increased 1.5% reversing a 15 month adverse trend. The focus on core brands reversed declines in Wolf Blass and Lindemans and contributed to overall share gains in the Australian category.

On a constant currency basis net sales revenue per case declined 6.8% driven by increased price competition and unfavourable mix with lower volume of higher margin wines priced above $US10 per bottle.

EBITS declined 62.0% to $43.8 million with a major factor being exchange rate movements. On a constant currency basis EBITS declined 45.3% and was impacted by unfavourable mix, increasing price activity and limited opportunity to recover cost of sales increases. Cost of sales increases were driven by the higher cost 2007 and 2008 Californian vintages.

ANZ Wine

ANZ Wine performance is benefiting from clear management focus following the reintegration of sales and marketing with supply activities. Performance in Australia was strong with benefits beginning to emerge from improved sales focus following the transition to a dedicated wine sales team in the June 2009 quarter. Customer feedback on the transition has been positive with strong distribution gains in the on–premise channel.

Good progress has been made on portfolio shaping initiatives with the rationalisation of the Australian tail brands identified at the wine strategic review now substantially complete. Innovation continues to be a key enabler of portfolio shaping, channel management and core brand

[7] Source: Nielsen to 9 January 2010

development. Recently released on-premise boutique wines are performing well and a program to develop and release additional channel differentiated products is underway.

In Australia core bottled wine volume, which excludes the impact from tail brand rationalisation initiatives and the discontinuation of cask wine, increased 0.5% with growth in wines above $11 per bottle. Core bottled wine net sales revenue decreased 0.9% to $269.1 million. Penfolds, Wynns and Pepperjack benefited from increased sales focus and Yellowglen continued to lead the sparkling category[5] with sustained brand investment and a strong innovation program.

In Australia core bottled wine net sales revenue per case decreased 1.3% with the benefits of positive mix and selective price increases on icon and luxury wines offset by increased pricing activity to meet the challenges of oversupply in Australia and New Zealand.

In Australia EBITS increased 9.7% and included benefits from overhead cost reduction reductions, the implementation of Continuous Improvement programs at key production sites and procurement initiatives.

Trading conditions in New Zealand are challenging. Consumer purchasing reflects the recessionary economic conditions with oversupply contributing to significant price discounting. Unfavourable exchange rate movements have reduced the profitability of Australian sourced wine. For Foster's New Zealand a third of volume is Australian sourced and the outcome was a decline of 16.9%. On a constant currency basis net sales revenue declined 16.2%.

EMEA Wine

The Nordic and Continental European markets are performing solidly with some improvement in consumer confidence emerging through the half. Trading conditions in the UK and Ireland remain challenging and exchange rate movements have had a significant impact on region profitability and reduced the competitiveness of the Australian category.

Foster's continues to focus on developing the more profitable Nordic and Continental Europe region where Foster's is the Australian category leader in key markets. Investment in these markets has increased with the transition to direct distribution in the Nordics and expanded sales and marketing teams.

Volume in the Nordics and Continental Europe increased 25.7%. Foster's returned to above category growth in Sweden, Norway and the Netherlands with strong growth in the grocery channel in Denmark. Growth is benefiting from improved marketing, promotion and sales execution with increased distribution and listings of Foster's core portfolio the key contributors. Growth is also benefiting from targeted innovation including Lindemans South African wines in the Netherlands, Yellowglen Pink in Finland and Beringer in Denmark. In Eastern Europe and in the on-premise and duty free channels volume was below the prior year.

Volume in the UK and Ireland declined 7.5% with trading conditions in these markets reflecting the severe recessionary economic environment and price driven promotional activity. Foster's is focused on developing premium prices points, investing in the development of the more profitable convenience and impulse channels and reducing costs through local packaging.

On a constant currency basis EMEA net sales revenue per case increased 2.7% with benefits from the move to direct distribution in Nordics partially offset by unfavourable mix and increased pricing activity in the UK and Ireland.

Unfavourable exchange rate movements had a significant negative impact on profitability in EMEA.

On a constant currency basis EBITS increased 114.3% and EBITS margin improved 3.2 percentage points. The key contributors to the improvement in constant currency earnings were the capture of additional margin from direct distribution in key Nordic markets, lower transport and packaging costs from increased in-market packaging, and overhead reductions.

Asia Wine

In Asia Foster's continues to examine opportunities to accelerate growth and has completed the relocation of the Asia senior management team to the regional office in Singapore. In-market sales and marketing capability will be boosted by the investment in an expanded regional team.

Brand and channel mapping has been conducted across all key markets with growth opportunities identified within the existing portfolio and in targeted innovation. Accelerating growth in China is a focus and in the second half Foster's has a strong innovation pipeline.

Recessionary economic conditions have impacted growth in Japan, South Korea and in the on-premise and duty free channels.

Good volume growth in China, Hong Kong, Taiwan, Singapore and Malaysia was offset by declines in Japan, South Korea and Thailand. In Hong Kong and Singapore Foster's has increased share of the Australian category. On a constant currency basis net sales revenue per case increased 4.5% with mix benefiting from strong growth in Penfolds luxury and icon wines.

On a constant currency basis EBITS margin declined 7.3 percentage points to 25.5% and was impacted by lower volume, especially in constrained Penfold vintages.

Vintage and Inventory Update

Mix adjusted unit cost of sales of Australian sourced wines was marginally below the prior year and Californian sourced wines increased 5%.

Grape production in the 2009 Californian vintage is estimated to be 23%[8] above the low yielding 2008 vintage. The increase reflects above average vineyard yields in 2009 and the Californian industry is not in long term structural oversupply. Grape production from Foster's company owned vineyards was up by a similar amount to the overall industry. Foster's intake from all sources was in-line with demand requirements.

Current expectations for the upcoming 2010 Australian vintage are for vineyard yields to be in line with longer term averages. Grape prices are expected to come under further pressure with the vintage likely to increase industry inventory levels. The $8.1 million SGARA loss recognised in the first half in Australia primarily reflects a lower market value of grapes expected to be harvested from company owned vineyards.

---

[8] Source: California Department of Food and Agriculture

CASH FLOW

6 Months to 31 December	2009 $m	2008 $m	% Change
EBITDAS	**647.2**	**748.4**	**(13.5)**
Working capital change	52.4	(31.0)	
Other items	(5.1)	(25.5)	
Operating cash flow before interest and tax	**694.5**	**691.9**	**0.4**
Dividends received	-	-	
Net interest paid	(68.9)	(81.9)	
Tax paid	(127.2)	(128.4)	
Net operating cash flows	**498.4**	**481.6**	**3.5**
Net capital expenditure	(17.2)	(51.9)	
Cash flow before dividends	**481.2**	**429.7**	**12.0**
Ordinary dividends/distributions to minorities	(293.9)	(273.8)	
Cash flow after dividends	**187.3**	**155.9**	**20.1**
Cash Conversion (OCF before interest and tax) (%)	107.3	92.5	14.8 pts
Reconciliation to the Cash Flow Statement			
Net operating cash flows before significants	**498.4**	**481.6**	**3.5**
Significant item cash flows in payments	(30.3)	(7.8)	
Net cash flow from operating activities	**468.1**	**473.8**	**(1.2)**

Foster's continues to generate outstanding cash flows with cash flow after dividends increasing $31.4 million to $187.3 million.

Cash conversion increased 14.8 percentage points to 107.3% of EBITDAS. CUB cash conversion was 89.3% and for the full year Foster's expects BCS cash conversion to be in line with longer term guidance of between 95 and 100%. Wine cash conversion was 179.5% and in the first half benefited from lower intake of bulk wine and initiatives to reduce finished goods inventories and improve debtor management. For the full year wine cash conversion is expected to be between 90 and 95%.

Net capital expenditure was $17.2 million with capex of $55.5 million and $38.3 million of asset sale proceeds. Major items of capex included upgrades to beer packaging capability, investment associated with Foster's global IT transformation project and purchases of kegs and oak.

Significant item cash flows include payments associated with the implementation of initiatives identified in the wine strategic review with the majority of the remaining cash payments expected to be made in the second half of fiscal 2010.

Dividend payments represent the final 2009 dividend and included the satisfaction of Dividend Reinvestment Plan (DRP) entitlements through the on-market purchases of shares. Foster's intends to satisfy the interim 2010 DRP entitlements via the on-market purchase of shares.

NET DEBT AND INTEREST EXPENSE

	Dec 2009 $m	Dec 2008 $m	% Change	Jun 2009 $m	% Change
Gross borrowings	2,598.6	3,367.5	(22.8)	2,764.6	(6.0)
Debt issuance costs	(27.3)	(20.7)		(19.7)	
Fair value adjustments to fixed debt	104.9	220.6		128.6	
Borrowings per balance sheet	2,676.2	3,567.4	(25.0)	2,873.5	(6.9)
Cash	(352.3)	(296.2)	18.9	(133.0)	164.9
Fair value of fixed rate debt hedges	(106.2)	(220.9)		(129.1)	
Net debt	2,217.7	3,050.3	(27.3)	2,611.4	(15.1)
Gearing (%)	58.8	76.2	17.4 pts	69.5	10.7 pts
Interest Expense ($m)	(64.3)	(84.2)	23.6	(146.6)	
Interest Cover (times)	8.9	7.9	1.0 times	7.9	1.0 times

Foster's has a robust balance sheet and strong liquidity. Interest cover in the first half was 8.9 times and at 31 December 2009 gearing was 58.8%, cash was $352.3 million and committed undrawn facilities were $1.8 billion.

Since June 2009 net debt has decreased $393.7 million to $2.2 billion and benefited from $187.3 million of cash flow after dividends and $243.9 million from exchange rate movements.

Net interest expense was $64.3 million, 23.6% below the first half of fiscal 2009. Net interest expense included an $8.7 million benefit from exchange rate movements and also benefited from lower interest rates on floating rate debt. Foster's average interest rate in the first half was 5.3%.

Foster's gross debt at 31 December 2009 had an average maturity of 6.8 years, approximately 88% was denominated in US dollars and approximately 42% was at floating interest rates. Liquidity at 31 December 2009 included $352.3 million of cash and approximately $1.8 billion committed undrawn bank facilities.

Foster's has $300 million of Australian dollar denominated medium term notes repayable in March 2010.

Foster's Group Limited
Financial report for the six month period ended 31 December 2009

Contents

DIRECTORS' REPORT

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2009.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and minority interests, attributable to shareholders was $355.7 million, a decrease of 13.5% on the previous corresponding period result of $411.3 million. Tax expense was $139.0 million, a decrease of 15.9% on the previous corresponding period of $165.3 million. Net interest expense was $64.3 million, a decrease of 23.6% on the previous corresponding period of $84.2 million. Total consolidated Group net profit before minority interests was $356.7 million, a decrease of 13.8% on the previous corresponding period of $414.0 million. Net profit attributable to minority interests was $1.0 million compared with $2.7 million in the previous corresponding period.

There were no material items in the current or prior period.

Earnings before interest and tax (EBIT) was $560.0 million, a decrease of 15.6% on the previous corresponding period of $663.5 million. Management assess the financial performance of the wine operating divisions using an EBITS measure, defined as EBIT adjusted for the impact of the agriculture accounting standard requirements (SGARA). EBITS was $570.1 million, a decrease of 14.0% on the previous corresponding period of $663.2 million. The SGARA loss was $10.1 million, compared with a SGARA gain of $0.3 million in the previous corresponding period.

The contribution from each operating division was as follows:

- Carlton & United Breweries EBIT was $486.4 million, an increase of 6.6% on the previous corresponding period of $456.2 million.
- Australia and New Zealand Wine EBITS was $37.0 million, a decrease of 1.1% on the previous corresponding period of $37.4 million.
- Americas Wine EBITS was $43.8 million, a decrease of 62.0% on the previous corresponding period of $115.2 million.
- Europe, Middle East and Africa Wine EBITS was $12.0 million, a decrease of 76.2% on the previous corresponding period of $50.4 million.
- Asia Wine EBITS was $6.4 million, a decrease of 25.6% on the previous corresponding period of $8.6 million.
- Rest of World Beer, Cider and Spirits EBIT was $7.2 million, a decrease of 39.0% on the previous corresponding period of $11.8 million.
- Corporate division costs before tax was $22.7 million, an increase of 38.4% on the previous corresponding period of $16.4 million.

EVENTS SUBSEQUENT TO REPORTING DATE

John Pollaers has been appointed to the role of Managing Director, Carlton & United Breweries, reporting to Ian Johnston commencing 7 April 2010.

On 11 February 2010 the Group announced an extension to an exclusive licence with Grupo Modelo to sell and market products in Australia.

SHARES

Movement in the number of ordinary fully paid shares during the period were as follows:

	Number of shares (million)
Balance at 1 July 2009	1,927.8
Employee Share Plans	2.6
Balance at 31 December 2009	1,930.4

Under the terms of the Long Term Incentive Plan, Employee Share Grant Plan and the Employee Restricted Share Plan 2,650,882 fully paid ordinary shares were issued during the period.

AUDITOR INDEPENDENCE

The external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The auditor's independence declaration is attached as part of this report.

DIVIDENDS

The 2008/2009 final dividend of $293.9 million (15.25 cents per ordinary share) was paid on 6 October 2009. No ordinary shares were issued pursuant to the dividend reinvestment plan as the entitlements to shares were satisfied by on-market purchases.

The Directors have declared an interim fully franked dividend of 12.00 cents per ordinary share, the same as the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the half year are as follows:

David A Crawford, AO
M Lyndsey Cattermole, AM
Paul A Clinton
Ian D Johnston
Max G Ould
Michael J Ullmer

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 16 February 2010.

David A Crawford
Chairperson

Ian D Johnston
Chief Executive Officer



PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Foster's Group Limited for the half year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to *the review; and*

b) no contraventions of any applicable code of professional conduct in relation to the *review.*

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Andrew Mill
Partner
PricewaterhouseCoopers

Melbourne
16 February 2010

Statement of comprehensive income

Foster's Group Limited and its controlled entities
Statement of comprehensive Income for the half year ended 31 December

	Note	Consolidated 2009 $m	2008 $m
Revenue	2	**2,398.9**	2,516.0
Cost of sales		**(1,378.5)**	(1,382.8)
Gross profit		**1,020.4**	1,133.2
Other income	2	**2.9**	7.4
Selling expenses		**(193.3)**	(202.9)
Marketing expenses		**(148.3)**	(161.1)
Administration expenses		**(97.1)**	(100.2)
Other expenses		**(29.2)**	(18.3)
Share of net profits of associates and joint ventures accounted for using the equity method	8	**4.6**	5.4
Profit before tax and finance costs		**560.0**	663.5
Finance income		**4.3**	12.4
Finance costs		**(68.6)**	(96.6)
Net finance costs		**(64.3)**	(84.2)
Profit before tax		**495.7**	579.3
Income tax expense		**(139.0)**	(165.3)
Net profit		**356.7**	414.0
Net profit attributable to non-controlling interests		**(1.0)**	(2.7)
Net profit attributable to members of Foster's Group Limited		**355.7**	411.3
Other comprehensive income			
Cash flow hedges		**7.0**	(21.7)
Net investment hedges		**162.6**	(504.6)
Actuarial gain/(loss) on defined benefit plans		**2.1**	(28.7)
Income tax on items of other comprehensive income		**(51.5)**	166.5
Exchange difference on translation of foreign operations		**(162.9)**	398.9
Adjustment resulting from change in accounting policy		**(2.5)**	-
Other comprehensive income for the period, net of tax		**(45.2)**	10.4
Total comprehensive income for the period attributable to members of Foster's Group Limited		**310.5**	421.7
Non controlling interests		**1.0**	2.7
Total comprehensive income for the period		**311.5**	424.4
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	4		
- Basic		**18.4**	21.4
- Diluted		**18.4**	21.4

The statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

Foster's Group Limited and its controlled entities
Statement of financial position at period ended

	Note	Consolidated		
		Dec-09	Jun-09	Dec-08
		$m	$m	$m
Current assets				
Cash and cash equivalents		**352.3**	133.0	296.2
Receivables		**1,049.5**	980.0	1,232.5
Inventories		**1,041.6**	1,151.2	1,246.0
Non-current assets classified as held for sale		**70.9**	102.8	19.5
Derivative financial assets		**0.4**	0.7	12.5
Total current assets		**2,514.7**	2,367.7	2,806.7
Non-current assets				
Receivables		**18.9**	22.4	29.7
Inventories		**304.9**	323.8	364.0
Investments accounted for using the equity method	8	**66.3**	69.1	72.2
Property, plant and equipment		**1,852.7**	1,938.8	2,197.2
Agricultural assets		**217.1**	237.4	334.2
Intangible assets		**2,758.3**	2,860.4	3,058.3
Deferred tax assets		**368.2**	425.4	452.6
Derivative financial assets		**110.1**	129.1	220.9
Total non-current assets		**5,696.5**	6,006.4	6,729.1
Total assets		**8,211.2**	8,374.1	9,535.8
Current liabilities				
Payables		**801.6**	718.1	829.7
Borrowings		**296.0**	370.2	32.5
Current tax liabilities		**69.1**	80.2	96.2
Provisions		**151.9**	186.7	157.7
Liabilities directly associated with non-current assets held for sale		**-**	-	9.6
Derivative financial liabilities		**1.3**	3.8	24.7
Total current liabilities		**1,319.9**	1,359.0	1,150.4
Non-current liabilities				
Payables		**9.1**	11.4	18.7
Borrowings		**2,380.2**	2,503.3	3,534.9
Deferred tax liabilities		**695.0**	695.5	791.3
Provisions		**36.9**	47.5	34.5
Derivative financial liabilities		**-**	-	5.2
Total non-current liabilities		**3,121.2**	3,257.7	4,384.6
Total liabilities		**4,441.1**	4,616.7	5,535.0
Net assets		**3,770.1**	3,757.4	4,000.8
Equity				
Contributed equity	6	**3,526.0**	3,521.7	3,490.9
Reserves		**(428.3)**	(373.5)	(306.2)
Retained profits	7	**654.9**	592.0	780.9
Total parent entity interest		**3,752.6**	3,740.2	3,965.6
Non-controlling interests		**17.5**	17.2	35.2
Total equity		**3,770.1**	3,757.4	4,000.8

The statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

Foster's Group Limited and its controlled entities
Statement of changes in equity for the half year ended 31 December

	Note	Consolidated 2009 $m	2008 $m
Total equity at the beginning of the period		**3,757.4**	3,850.7
Comprehensive income			
Cash flow hedges (net of tax)		**4.9**	(15.2)
Net investment hedges (net of tax)		**113.8**	(353.2)
Actuarial gains/(losses) on defined benefit plans		**1.5**	(20.1)
Exchange difference on translation of foreign operations		**(162.9)**	398.9
Adjustment resulting from change in accounting policy		**(2.5)**	-
Other comprehensive income for the period, net of tax		**(45.2)**	10.4
Net profit		**356.7**	414.0
Total comprehensive income for the period		**311.5**	424.4
Transactions with equity owners as their capacity as owners			
Share based payments, net of tax		**(8.5)**	(1.4)
- Contributions (returns) of equity	6	**4.3**	(2.4)
- Dividends paid	5	**(293.9)**	(273.8)
- Non controlling interests		**(0.7)**	3.3
Transactions with owners in their capacity as owners		**(298.8)**	(274.3)
Total equity at the end of the period		**3,770.1**	4,000.8

The Statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of cash flows

Foster's Group Limited and its controlled entities
Statement of cash flows for the half year ended 31 December

	2009 $m Inflows/ (Outflows)	2008 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**3,775.1**	3,810.0
Payments to suppliers, governments and employees	**(3,110.9)**	(3,125.9)
Interest received	**2.5**	11.7
Borrowing costs	**(71.4)**	(93.6)
Income taxes paid	**(127.2)**	(128.4)
Net cash flows from operating activities	**468.1**	473.8
Cash flows from investing activities		
Payments for property, plant, equipment and agricultural assets	**(51.6)**	(47.9)
Payments for acquisition of intangible and other assets	**(10.1)**	(5.2)
Payments for issues of loans	**-**	(0.2)
Net proceeds from repayment of loans	**0.6**	0.7
Proceeds from sale of property, plant and equipment	**5.4**	1.2
Proceeds from sale of assets held for sale	**32.9**	-
Net cash flows from investing activities	**(22.8)**	(51.4)
Cash flows from financing activities		
Payments for shares bought back	**(1.6)**	(2.4)
Proceeds from borrowings	**348.8**	181.3
Repayment of borrowings	**(269.4)**	(211.2)
Dividends paid	**(293.9)**	(273.8)
Net cash flows from financing activities	**(216.1)**	(306.1)
Total cash flows from activities	**229.2**	116.3
Cash at the beginning of the period	**133.0**	160.9
Effects of exchange rate changes on foreign currency cash flows and cash balances	**(9.9)**	19.0
Cash at the end of the period	**352.3**	296.2

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2009 has been prepared in accordance with the requirements of applicable Accounting Standards including AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and all mandatory professional reporting requirements. The half-year financial report has also been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

This half year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2009 prepared under Australian GAAP, changes in accounting policy for accounting standard requirements summarised below and any public announcements made by Foster's Group Limited (FGL) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The financial report has been prepared for the consolidated entity (also referred to as the 'Group') comprising FGL as the parent entity and all its controlled entities. This report is presented in Australian dollars, which is the functional and presentation currency of FGL and its Australian subsidiaries.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with AIFRS ensures that the half-year financial report comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

Adoption of new and revised Accounting Standards

The Group adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations for the half year ended 31 December 2009.

- AASB 8 "Operating Segments", issued February 2007
- AASB 101 "Presentation of financial statements" (revised) issued September 2007
- AASB 123 "Borrowing Costs", (revised) issued June 2007
- AASB 139 "Financial Instruments: Recognition and Measurement" (revised) issued October 2009
- AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008
- AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008
- AASB 2009-7 "Amendments to Australian Accounting Standards" which includes editorial amendments to AASB 5, AASB 7, AASB 112, AASB 136, AASB 139 and AASB Interpretation 17

With the exception of the "Prior period Accounting Policy change" below, there has been no financial impact of adopting these accounting standards in the current period. The Group has not elected to early adopt any other new Standards or amendments that are issued but not yet effective.

Prior period Accounting Policy change

Expensing of promotional activity costs

The Group has adopted the compiled amendments to AASB 138, "Intangible Assets". The Group now recognises goods or services acquired to provide future economic benefits in the form of promotion activities as an expense when the Group has access to the benefits. Inventory on hand of promotional materials has been reduced by $2.5 million (nil tax effect) and adjusted against opening retained earnings. The impact to profit and loss in the current and prior period is not material. The change is effective from 1 July 2008.

Significant Accounting Policies

Apart from the changes in accounting policy included in these Notes to the Financial Statements, the accounting policies and methods of computation are the same as those adopted in the consolidated financial report for the year ended 30 June 2009.

Operating Segments

In February 2009, Foster's announced the outcome of a comprehensive strategic review of its global wine business. The implementation of the recommendations from the review resulted in the Australian Wine and Beer, Cider and Spirits (BCS) divisions being structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability. This change in structure, as well as the adoption of AASB 8 Operating Segments, has resulted in a change in segments reported by the Group. Comparative amounts have been adjusted accordingly.

The Group has identified its operating segments based on the internal reports reviewed and used by the Chief Executive Officer (the chief operating decision maker) in assessing performance and in determining the allocation of resources. These reports, which are reviewed by the chief executive officer on at least a monthly basis, consider the business from both a geographic and product perspective.

The reportable segments are based on operating segments determined by the similarity of the nature of products, the production process, the types of customers and the methods used to distribute the products.

The Group has identified the following reportable segments:

Carlton and United Breweries (CUB)
This segment is responsible for the sale, marketing and supply of all beer, cider and spirits in Australia, and all operations of beer and wine in Fiji & Samoa.

Australia & New Zealand Wine (ANZ Wine)
This segment is responsible for the manufacture, sale and marketing of wine within Australia and New Zealand.

Europe, Middle East and Africa (EMEA) Wine
This segment is responsible for the sale and marketing of wine within the EMEA region.

Note 1 Summary of significant accounting policies (continued)

Americas Wine
This segment is responsible for the manufacture, sale and marketing of wine within the Americas region.

Asia Wine
This segment is responsible for the sale and marketing of wine within the Asia region.

The results of the beer, cider and spirits operations within the Americas, EMEA, New Zealand and Asian region are not reportable segments and are included within "Rest of the World BCS".

Although EMEA Wine and Asia Wine segments do not meet the quantitative thresholds required by AASB 8, management has concluded that these segments should be reported, given the continued focus on these regions.

Types of products and services

Beer, Cider and Spirits (BCS)
Foster's beer portfolio includes brands such as VB, Carlton Draught, Crown Lager and Pure Blonde. In Australia, Foster's also licenses leading international brands including Corona and Asahi. Cider brands include Strongbow and Spirits brands include Cougar, and The Black Douglas.

Wine
Foster's wine portfolio includes some of the world's leading premium wine brands such as Beringer, Penfolds, Lindemans, Wolf Blass and Rosemount.

Accounting policies and inter-segment transactions

Inter-segment revenues represent transactions between legal entities which are recognised based on an internally set transfer price. The price is set on an arm's length basis which is eliminated on consolidation.

Corporate charges
Certain Corporate shared service charges, except for net finance costs, are allocated to each business segment on a proportionate basis linked to segment revenue, to determine a segment result. Unallocated costs are reported in the Corporate segment. Net finance costs are not allocated to segments as the financing function of the Group is centralised through the Group's treasury function.

Segment loans payable and loans receivable
Segment loans are initially recognised at the consideration received excluding transaction costs. Inter-segment loans receivable and payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates.

Other
It is the Group's policy that if items of revenue and expense are not allocated to operating segments, then any associated assets and liability are also not allocated to segments.

Major customers
The Group has one customer whose revenues represent 16% (2008: 13%) of the group's reported revenues. This revenue is recorded as a component of the CUB and the ANZ Wine segment.

Note 2 Revenue, income & expenses

	Consolidated	
	2009	2008
	$m	$m
Revenue		
Sales Revenue	**2,300.0**	2,405.1
Royalties	**2.2**	2.5
Net sales revenue	**2,302.2**	2,407.6
Other revenue	**96.7**	108.4
Total other revenue	**96.7**	108.4
Total revenue	**2,398.9**	2,516.0
Other Income		
Net profit on disposal of non-current assets	**2.9**	7.1
Net agriculture valuation increment	**-**	0.3
Total other income	**2.9**	7.4
Depreciation	**(76.7)**	(83.7)
Amortisation	**(0.4)**	(1.5)
Total depreciation and amortisation	**(77.1)**	(85.2)

Net sales of alcoholic beverage products is after deducting excise and other duties and taxes of $1,077.3 million (2008: $1,036.0 million).

Note 3 Segment results

2009	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
$m									
Total revenue	**1,359.7**	**519.6**	**490.2**	**25.3**	**199.7**	**2,594.5**	**31.0**	**1.1**	**2,626.6**
less: Inter-segment revenue	(6.7)	(209.9)	(1.3)	-	(9.8)	(227.7)	-	-	(227.7)
Total external revenue	**1,353.0**	**309.7**	**488.9**	**25.3**	**189.9**	**2,366.8**	**31.0**	**1.1**	**2,398.9**
Comprised of:									
Net sales revenue	1,264.0	304.0	488.6	25.1	189.5	2,271.2	31.0	-	2,302.2
Other revenue	89.0	5.7	0.3	0.2	0.4	95.6	-	1.1	96.7
Depreciation	25.8	29.9	16.0	-	0.9	72.6	-	4.1	76.7
Amortisation	0.1	-	-	-	-	0.1	-	0.3	0.4
Share of profit of associates & joint ventures	-	0.6	-	-	-	0.6	4.0	-	4.6
Management EBITS	**486.4**	**37.0**	**43.8**	**6.4**	**12.0**	**585.6**	**7.2**	**(22.7)**	**570.1**
SGARA profit/ (loss)	-	(8.1)	(2.0)	-	-	(10.1)	-	-	(10.1)
Net finance costs								(64.3)	(64.3)
Profit before tax	**486.4**	**28.9**	**41.8**	**6.4**	**12.0**	**575.5**	**7.2**	**(87.0)**	**495.7**
Capital expenditure	**15.7**	**19.1**	**9.4**	**-**	**0.1**	**44.3**	**-**	**17.4**	**61.7**
Total assets	**1,911.0**	**2,791.4**	**1,627.4**	**0.1**	**587.5**	**6,917.4**	**96.9**	**1,196.9**	**8,211.2**

Note 3 Segment results (continued)

2008	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
$m									
Total revenue	**1,305.4**	**621.4**	**591.9**	**27.2**	**241.9**	**2,787.8**	**36.8**	**2.9**	**2,827.5**
Less: Inter-segment revenue	-	(290.5)	(7.0)	-	(14.0)	(311.5)	-	-	(311.5)
Total external revenue	**1,305.4**	**330.9**	**584.9**	**27.2**	**227.9**	**2,476.3**	**36.8**	**2.9**	**2,516.0**
Comprised of:									
Net sales revenue	1,207.2	326.7	583.9	27.1	226.2	2,371.1	36.5	-	2,407.6
Other revenue	98.2	4.2	1.0	0.1	1.7	105.2	0.3	2.9	108.4
Depreciation	29.0	31.9	17.9	-	1.4	80.2	0.1	3.4	83.7
Amortisation	0.1	1.4	-	-	-	1.5	-	-	1.5
Share of profit of associates & joint ventures	-	-	-	-	-	-	5.4	-	5.4
Management EBITS	**456.2**	**37.4**	**115.2**	**8.6**	**50.4**	**667.8**	**11.8**	**(16.4)**	**663.2**
SGARA profit/ (loss)	-	0.5	(0.2)	-	-	0.3	-	-	0.3
Net finance costs								(84.2)	(84.2)
Profit before tax	**456.2**	**37.9**	**115.0**	**8.6**	**50.4**	**668.1**	**11.8**	**(100.6)**	**579.3**
Capital expenditure	**20.3**	**13.0**	**12.6**	**-**	**0.9**	**46.8**	**-**	**6.3**	**53.1**
Total assets	**1,803.9**	**3,386.9**	**2,192.9**	**0.1**	**717.8**	**8,101.6**	**113.6**	**1,320.6**	**9,535.8**

Note 3 Segment results (continued)

***Management* EBITS**
The chief executive officer assesses the financial performance of each segment by analysing the segment's result on a measure of management EBITS. Management EBITS is defined as profit from continuing operations excluding the effect of net finance costs, tax, material items and the net profit effects of agricultural assets (SGARA). Corporate charges are allocated to each segment on a proportionate basis linked to segment revenue.

Segment assets
Segment assets are those operating assets of the entity that the management committee views as directly attributing to the performance of the segment. Cash, tax and Corporate related assets are not considered to be operating assets and are therefore excluded from segment assets, and instead included in the Corporate/Unallocated column.

External revenue by product	2009	2008
	$m	$m
BCS	1,295.0	1,243.7
Wine	1,007.2	1,163.9
Other	96.7	108.4
Total	**2,398.9**	**2,516.0**

External revenue by geography	2009	2008
	$m	$m
Australia	1,561.0	1,526.8
Americas	490.3	586.5
EMEA	192.3	228.7
Other	155.3	174.0
Total	**2,398.9**	**2,516.0**

Non-current assets by geography	2009	2008
	$m	$m
Australia	3,847.4	4,369.8
Americas	1,279.8	1,787.2
EMEA	449.8	442.7
Other	119.5	129.4
Total	**5,696.5**	**6,729.1**

Corporate prior period profit before income tax includes $5.6 million profit from the settlement of residual ALH properties. Disclosure of prior period divested businesses in the discontinued operations segment has ceased in the current and prior periods.

The decrease in non-current assets is primarily the result of movements in exchange rates and 30 June 2009 material write-downs.

Note 4 Earnings per share

	Consolidated	
	2009	2008
Basic earnings per share		
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**18.4**	21.4
Diluted earnings per share		
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**18.4**	21.4
Weighted average number of shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,928,868**	1,921,595
Effect of dilution:		
Deferred shares	**682**	2,630
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,929,550**	1,924,225

Earnings reconciliation

Basic earnings per share	**$m**	$m
Net profit	**356.7**	414.0
Net profit attributable to non-controlling interests	**(1.0)**	(2.7)
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**355.7**	411.3

Diluted earnings per share		
Net profit from continuing operations	**356.7**	414.0
Net profit attributable to non-controlling interests	**(1.0)**	(2.7)
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**355.7**	411.3

Note 5 Dividends

Date interim dividend payable	Thursday, 1 April 2010
Record date for determining entitlements	Monday, 1 March 2010

Registrable transfers received by the Company at its principal register or any of its branch registers up to 5.00 pm on Monday, 1 March 2010, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

Computershare Investor Services Pty. Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Australia

	2009 $m	2008 $m
Interim dividend of 12.00 cents per ordinary share payable 1 April 2010 (2008: 12.00 cents per ordinary share paid 2 April 2009)	231.6	230.7
Franking credits available for the subsequent year.	79.5	76.8
Dividends during the period were:		
Paid in cash	293.9	273.8
Off-market share buy-back	-	-
Satisfied by the issue of shares under the dividend reinvestment plan	-	-
Employee share plan loan repayment	-	-
	293.9	273.8

Amount per security of foreign sourced dividends is nil.

The above value of franking credits available for the remainder of the year represents the balances of the franking accounts as at the end of the period, adjusted for income tax payable and income tax refunds at 31 December. All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December based on a tax rate of 30%. Franking credits expected to be used to fully frank the interim dividend are $99.3 million (2008: $99.0 million). The final dividend paid in the current and previous period were 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) continues to be available to eligible shareholders. For the 2009/2010 interim dividend, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight day trading period starting from two days after the record date. The last date for receipt of election notices for participation in the 2009/2010 interim dividend under the DRP is Monday 1 March 2010.

Note 6 Contributed equity

	Consolidated	
	2009 $m	2008 $m
Paid up capital		
Ordinary fully paid shares	**3,526.0**	3,490.9
Movements in share capital		
Opening balance	**3,521.7**	3,493.3
Long term incentive plan [(c)]	**7.4**	-
Employee share grant plan allotment	**4.0**	-
Shares issued and held by a Foster's controlled entity pursuant to the Foster's long term incentive plan [(c)]	**(5.5)**	-
Shares purchased by a Foster's controlled entity pursuant to the Foster's restricted share plan [(c)]	**(1.6)**	(2.4)
Closing balance	**3,526.0**	3,490.9

	FGL	
	2009 shares m	2008 shares m
Opening balance		
- ordinary fully paid shares	**1,927.8**	1,921.5
- partly paid employee shares	**0.8**	0.8
	1,928.6	1,922.3
Long term incentive plan [(c)]	**1.9**	0.2
Employee share grant plan allotment	**0.7**	-
Closing balance		
- ordinary fully paid shares	**1,930.4**	1,921.7
- partly paid employee shares	**0.8**	0.8
	1,931.2	1,922.5

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(b) Partly paid employee shares

A total of 786,510 (2009: 786,510) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Note 6 Contributed equity (continued)

(c) Employee share schemes

A total of 1,890,615 shares have been issued under the long term incentive plan (LTIP) and 21,940 under the restricted share plan. A portion of the shares have been issued and held by a controlled entity until the shares are available to vest to eligible employees. The following shares were issued: -
* 1,646,775 under the 2006 LTIP
* 180,630 under the 2007 and 2008 LTIP
* 63,210 under the 2008 CEO LTIP
* 21,940 under the restricted share plan.

280,662 shares were purchased on-market during 2010 in accordance with the terms of the restricted share plan by Foster's Share Plans Pty. Ltd. and Foster's Share Plans International Pty. Ltd., both controlled entities of the parent. These shares are eliminated from the consolidated result.

Note 7 Retained profits

	Consolidated	
	2009	2008
	$m	$m
Retained profits at the beginning of the period	**592.0**	663.5
Adjustment resulting from change in accounting policy	**(2.5)**	-
	589.5	663.5
Net profit attributable to members of Foster's Group Limited	**355.7**	411.3
Actuarial gains/(losses) on defined benefit superannuation plans	**1.5**	(20.1)
Transfers from reserves	**2.1**	-
Total available for appropriation	**948.8**	1,054.7
Ordinary dividends final paid	**(293.9)**	(273.8)
Retained profits at the end of the period	**654.9**	780.9

Note 8 Investments accounted for using the equity method

		Ownership interest	
	Reporting date	**2009** %	2008 %
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
Make Wine Pty Ltd	30 June	**50.0**	-
Make Wine Trust	30 June	**50.0**	-
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

The carrying values of material investments are:
- Foster's USA LLC $21.2 million (2008: $30.4 million); and
- International Trade and Supply Limited $40.6 million (2008: $41.3 million)

Note 9 Events Subsequent to Reporting Date

John Pollaers has been appointed to the role of Managing Director, Carlton & United Breweries, reporting to Ian Johnston commencing 7 April 2010.

On 11 February 2010 the Group announced an extension to an exclusive licence with Grupo Modelo to sell and market products in Australia.

Note 10 Contingent assets and contingent liabilities

Contingent liabilities	Consolidated	
	2009	2008
	$m	$m
Litigation – disputed tax assessments	**288.8**	288.8
Termination benefits – executive service agreements	**6.3**	6.8
	295.1	295.6

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008. Judgment was delivered in favour of Foster's in November 2009. The ATO has appealed the decision to the Full Federal Court. The date for the hearing of the appeal is yet to be set. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The total amount paid by the Group in respect of the assessments is $253.6 million. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the statement of financial position as a receivable.

The Group has certain undisclosed tax losses associated with the litigation. These losses are in nature similar to those under dispute and may become available if the litigation is successful.

Note 11 Recoverable amount of cash generating units (CGUs)

As at 31 December 2009, each CGU was tested to determine whether there was any change in the recoverable amounts reported at 30 June 2009. The test for impairment involved an assessment of whether additional impairment exists, as well as any indication that the impairment loss recognised in the prior period for assets other than goodwill no longer exists or may have decreased. The assessment concluded that the carrying values of assets remained appropriate and no current period adjustment through profit and loss was required.

The Group's CGUs have changed as a result of the adoption of AASB 8 "Operating Segments", and are now:

- Carlton & United Breweries (CUB) which incorporates Foster's beer, cider, spirits (BCS) business in Australia and Foster's operations in Fiji and Samoa
- Australia and New Zealand (ANZ) Wine
- Americas Wine
- Europe, Middle East and Africa (EMEA) Wine

Recoverable amounts for each of the CGUs are sensitive to changes to any of the noted key assumptions. The key assumptions used in determining recoverable amount under the fair value less costs to sell and value in use tests are:

Cash flows – Future cash flows are based upon the most recent Board-approved long-term plan, and reflect the Group's best estimate of future business performance for each of the Group's CGUs. Trading conditions and supply/demand imbalances in the wine business continue to be significant business risks and further volatility may impact actual cash flows resulting in a material difference to recoverable amounts.

Pre-Tax discount rate - Future cash flows have been discounted using a rate of 12.3 per cent (30 June 2009: 12.0 per cent).

Long term growth rate – Cash flows beyond a five year period have been extrapolated using a growth rate of 3.0 per cent (30 June 2009: 3.0 per cent). The growth rate does not exceed the long term growth rate for the industry in which the CGU operates.

Exchange rate – The fair value less costs to sell CGU tests converted forecast foreign currency cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most foreign currency cash flows are denominated in USD and GBP. The recoverable amount test included a forecast USD exchange rate of A$1 = USD 0.89 for 2010 declining over a five year forecast period to A$1 = USD 0.80 (30 June 2009: A$1 = USD 0.71 graduating up over a five year forecast period to A$1 = USD 0.73) and a GBP exchange rate of A$1= GBP 0.56 for 2010 graduating down over a five year forecast period to A$1 = GBP 0.47 (30 June 2009: A$1 = 0.43 graduating up over a five year forecast period to A$1 = GBP 0.46).

A material difference to recoverable amount may also result from applying a different discount rate, exchange rate or long-term growth rate assumption to the recoverable amount calculation.

Foster's Group Limited
Directors' declaration

The directors declare that the financial statements and notes for the consolidated entity:

a. comply with Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other mandatory professional reporting requirements; and

b. give a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 16th day of February 2010.

David A. Crawford
Chairperson

Ian D. Johnston
Chief Executive Officer



PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent auditor's review report to the members of Foster's Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Foster's Group Limited, which comprise the statement of financial position as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Foster's Group (the consolidated entity). The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Foster's Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.



Independent auditor's review report to the members of Foster's Group Limited (continued)

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Foster's Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

Andrew Mill
Partner

Melbourne
16 February 2010